October 8, 2008

United States
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

RE:	Zones, Inc.
Form 10-K, for Fiscal Year Ended December 31, 2007
File No. 00-28448

William Thompson
Robert Babula

We have reviewed the additional comments regarding our Form 10-K filing for the year ended December 31, 2007.  For ease of reference, we have included the Staff’s comments preceding our response.

Item 9A – Controls and Procedures
You have requested we further amend our Form 10-K to disclose management’s revised conclusion on the effectiveness of your disclosure controls and procedures as of the end of the 2007 fiscal year.

In response to the Staff’s comment, we respectfully submit that we will amend our Form 10-K/A filing.  The following is a draft of our revised Item 9A disclosure. We would appreciate your review of the drafted verbiage, and confirmation that the below meets the expectations of the Commission prior to our formal resubmission to ensure we have addressed all outstanding comments.

Item 9A(T). Controls and Procedures

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).   Based on this evaluation, our principal executive officer and principal financial officer concluded that, as of December 31, 2007, our disclosure controls and procedures were not effective based solely on the inadvertent omission of the required management’s report on internal control over financial reporting in our Original Filing.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act 13a-15(f)   Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control — Integrated Framework. Based on this evaluation under the framework in Internal Control – Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2007.

Management’s internal control report was not subject to attestation by our independent registered public accounting firm pursuant to the temporary rules of the Securities and Exchange Commission that permit us to provide only management’s report in this assessment.

Inherent Limitations Over Internal Controls

Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

i.         pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

ii.        provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

iii.       provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the consolidated financial statements.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations, including the possibility of human error and circumvention by collusion or overriding of controls. Accordingly, even an effective internal control system may not prevent or detect material misstatements on a timely basis. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting during the fourth fiscal quarter of 2007 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Thank you in advance for your assistance.  Once we receive confirmation that this meets the expectations of the Commission, we will promptly file our amended Form 10-K/A.  I can be contacted at the following for confirmation of the above:  telephonically at 253.205.3728, by fax at 253.205.2728 or by email at ronald.mcfadden@zones.com.

Sincerely,

/S/ RONALD MCFADDEN

Ronald McFadden
Senior Vice President and
Chief Financial Officer